UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              HeadHunter.NET, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    422077107
                                  ------------
                                 (CUSIP Number)

                               Omnicom Group Inc.
                          437 Madison Avenue, 9th Floor
                            New York, New York 10022
             Attention: Robert A. Profusek, Executive Vice President
                                 (212) 415-3600
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                         Attention: Thomas W. Bark, Esq.
                                 (212) 326-3939

                                  July 19, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                              (Page 1 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  422077107            SCHEDULE 13D                  Page 2 of 15 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Omnicom Group Inc.;  EIN# 13-1514814
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             None
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           5,827,400 shares
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        None
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      5,827,400 shares
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         5,827,400 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.6%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 15 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  422077107            SCHEDULE 13D                  Page 3 of 15 Pages
--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Bernard Hodes Group Inc.; EIN# 13-3043149
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [_]
                                                          (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY

--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*
         00
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION             Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER             None
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           5,827,400 shares
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        None
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      5,827,400 shares
--------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON

         5,827,400 shares
--------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [_]
--------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.6%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 3 of 15 Pages)

Item 1. Security and Issuer.

      This statement on Schedule 13D (this "Statement") relates to ownership of Common Shares ("Shares") of HeadHunter.NET, Inc. (the "Company"), which has its principal executive offices at 333 Research Court, Suite 200, Norcross, Georgia 30092.

Item 2. Identity and Background.

      This Statement is filed by Omnicom Group Inc. ("Omnicom") and Bernard Hodes Group Inc. ("BHG"). Omnicom and BHG are collectively referred to herein as "Reporting Persons." BHG is an indirect wholly owned subsidiary of Omnicom. The address of the principal executive office of Omnicom is 437 Madison Avenue, New York, New York 10022. The address of the principal executive office of BHG is 555 Madison Avenue, New York, New York 10022.

      Omnicom, through its wholly and partially owned companies, provides corporate communications services to clients worldwide on a global, pan-regional, national and local basis. BHG is a leading recruitment advertising agency.

      Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      See Schedule I for information relating to the executive officers and directors of Omnicom and BHG.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 15, 2000, the Company entered into the Agreement and Plan of Merger with Omnicom, BHG, Career Mosaic Inc. ("CareerMosaic"), Resume Acquisition Corporation ("Merger Sub") and ITC Holding Company, Inc. ("ITC"), as amended by Amendment 1 to Agreement and Plan of Merger, dated June 16, 2000 (as amended, the "Merger Agreement"). A copy of the Merger Agreement was filed on June 19, 2000 by the Company with the Securities and Exchange Commission (the "SEC") as Exhibit 2.2 to the Company's Amendment No. 1 to Form S-4 (as amended, the "Form S-4") and is incorporated by reference herein as Exhibit 1 to this Statement. Pursuant to the Merger Agreement, among other transactions, CareerMosaic merged with Merger Sub (the "Merger") and the stockholders of CareerMosaic received 750 Shares in exchange for each share of CareerMosaic common stock held by them. The Merger was completed on July 19, 2000.

                              (Page 4 of 15 Pages)

Item 4. Purpose of Transaction.

      The responses to Items 2, 3, 5 and 6 of this Statement are incorporated herein by this reference.

      BHG beneficially owns 5,827,400 Shares. The 5,827,400 Shares beneficially owned by the Reporting Persons represent 31.6% of the outstanding Shares according to the Form S-4 plus the number of Shares issued to BHG and the other former CareerMosaic stockholders in the Merger.

      Under various agreements entered into with the Company in connection with the Merger (described in Item 6 of this Statement):

            (1) BHG was granted the right to representation on the Company's Board of Directors (the "Company Board");

            (2) BHG has agreed to certain limitations on purchases of additional Shares and other transactions, including generally change-in-control transactions;

            (3) BHG has registration and other rights relating to sales of Shares; and

            (4) BHG or related entities and the Company have entered into various commercial relationships, including a loan agreement providing for borrowings by the Company of up to $10.0 million.

Pursuant to the above-described agreements, Bernard S. Hodes, President and Chief Executive Officer of BHG, was elected to the Company Board in connection with the Merger.

      The Reporting Persons acquired the Shares to which this Statement relates as the result of the combination of their CareerMosaic subsidiary and the Company pursuant to the Merger. The Reporting Persons hold those Shares for investment. The Reporting Persons expect to periodically review their investment in the Company and reserve the right to change their plans and proposals and take such actions as they may determine to be appropriate as a result of such investment reviews or otherwise.

      Except as described herein, the Reporting Persons have no present plan or proposal to effect any transaction of a type required to be disclosed in Item 4 of SEC Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      The responses to Items 2, 3, 4 and 6 are incorporated herein by this reference.

      BHG is the sole record owner of the Shares to which this Statement relates and has the power to vote and dispose of those Shares. Omnicom has joined this Statement because BHG is Omnicom's wholly owned subsidiary. As such, Omnicom may be deemed to beneficially own the Shares owned by BHG. For a discussion of certain rights and restrictions to which BHG and Omnicom have agreed in connection with the Merger Agreement, see Item 6.

                              (Page 5 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the Merger Agreement, BHG and/or Omnicom entered into a number of other agreements with the Company and other persons, including a Shareholders' Agreement, a Registration Rights Agreement and a Credit Agreement, copies of which are filed as Exhibits 2, 4 and 5, respectively, to this Statement. The following description of these agreements is qualified in its entirety by reference to the full text of each such agreement.

      Shareholders' Agreement: At the effective time of the merger, the Company, Omnicom, BHG and ITC entered into a Shareholders' Agreement. The Shareholders' Agreement provides that until such time as ITC or Omnicom and BHG beneficially own less than the lower of (1) 10% of the voting power of all outstanding voting securities of the Company and (2) 50% of the voting power beneficially owned by such holder(s) at the effective time of the Merger, ITC and Omnicom/BHG will vote all outstanding voting securities (i) with respect to the election of the Company's directors, in favor of the persons named by ITC and BHG in accordance with the Shareholders' Agreement and the waiver, attached hereto as Exhibit 3 (the "Waiver"), (ii) on all proposals of any other shareholders of the Company, as recommended by the Company Board, and (iii) on all other matters which come before the shareholders of the Company, in such party's discretion up to 30% of the total voting power of the Company and with respect to any voting securities held in excess of such 30%, in proportion to how all other voting securities of the Company which are not held by such holder are voted.

      The Shareholders' Agreement further provides that for a period of five years after the effective time of the Merger, each of ITC and Omnicom/BHG will not (1) effect, participate or propose to effect or participate in any acquisition of any securities or assets of the Company, (2) effect, participate or propose to effect or participate in any tender or exchange offer or any merger or other business combination involving the Company, (3) effect, participate or propose to effect or participate in any recapitalization, restructuring, liquidation, dissolution or other similar transaction with respect to the Company, (4) effect, participate or propose to effect or participate in any solicitation of proxies or consents to vote any voting securities of the Company, (5) form, join or participate in a group, as defined under the Securities Exchange Act of 1934, (6) except by reason of an affiliate serving on the Company Board, act, alone or in concert with others, to seek to control or influence the management, the Company Board or policies of the Company, or (7) take any action which might force the Company to make a public announcement regarding, or enter into any discussions with any third party with respect to, any of the above matters. Despite these restrictions, each of ITC and Omnicom/BHG may make a confidential proposal to the Company Board with respect to any of the foregoing as long as the terms of the proposal are conditioned on the Company maintaining the confidentiality of the proposal.

      Registration Rights Agreement: At the effective time of the Merger, BHG, ITC and the Company entered into a Registration Rights Agreement. Under the Registration Rights Agreement, BHG will have registration rights regarding Shares received by BHG in the Merger which were not sold under the Form S-4 and ITC will have registration rights regarding Shares held by, or issuable upon exercise of options or warrants beneficially owned by, ITC at the effective time of the Merger.

                              (Page 6 of 15 Pages)

      Following the first anniversary of the effective time of the Merger, BHG or ITC may demand, with customary exceptions, that the Company register the resale of all of such holder's registrable securities or at least a number of such shares which would result in an aggregate offering price of at least $5,000,000. The Company is obligated to effect up to five demand registrations for each of ITC and BHG and up to two demand registrations for any other holder of registrable securities who is entitled to demand registration rights under the Registration Rights Agreement.

      In addition, subject to specified exceptions, if the Company proposes to register any of its equity securities, the Company must provide notice of such proposed registration to any shareholder entitled to registration rights under the Registration Rights Agreement. Such shareholders will be permitted to include their registrable securities in such proposed registration, subject to customary underwriter cut-backs.

      The Company will pay all costs and expenses of any registration under the Registration Rights Agreement, except for underwriters' discounts and commissions.

      Credit Agreement: At the effective time of the Merger, the Company and Omnicom Finance Inc. ("Omnicom Finance"), a subsidiary of Omnicom, entered into a Credit Agreement under which Omnicom Finance will provide a revolving line of credit of up to $10,000,000 to the Company. The revolving line of credit will terminate and the outstanding principal and accrued but unpaid interest will become due and payable upon the earlier of (1) the first anniversary of the effective time of the Merger and (2) any public offering by the Company which results in gross cash proceeds to the Company of at least $30,000,000, except for public offerings to the Company's employees, directors and consultants or any business combination. Interest will accrue on outstanding principal borrowed by the Company under the Credit Agreement at a rate equal to the internal cost of capital for Omnicom as in effect from time to time and such interest is due and payable quarterly. The revolving line of credit is unsecured.

      During the term of the Credit Agreement, the Company must comply with specified covenants, including that the Company may not make capital expenditures in excess of $5,000,000 and must have consolidated revenues of at least (1) $7,150,000 for the quarter ending September 30, 2000, (2) $7,500,000 for the quarter ending December 31, 2000, (3) $7,900,000 for the quarter ending March 31, 2001, and (4) $8,300,000 for the quarter ending on June 30, 2001.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:  Merger Agreement, as amended (incorporated by reference to Exhibit
            2.2 to HeadHunter.NET, Inc.'s Form S-4, as filed with the SEC on June 19, 2000).

Exhibit 2: Shareholders' Agreement (incorporated by reference to Exhibit 99.4 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1, 2000).

Exhibit 3:  Waiver (filed herewith).

                              (Page 7 of 15 Pages)

Exhibit 4:  Registration Rights Agreement (incorporated by reference to Exhibit
            99.3 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1, 2000).

Exhibit 5: Credit Agreement (incorporated by reference to Exhibit 99.5 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1,
            2000).

Exhibit 6:  Agreement Among Filing Parties (filed herewith).

                              (Page 8 of 15 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Omnicom Group Inc. and Bernard Hodes Group Inc.

Date: July 31, 2000                     OMNICOM GROUP INC.

                                        By: /s/ ROBERT A. PROFUSEK
                                            ---------------------------
                                        Name:  Robert A. Profusek
                                        Title: Executive Vice President

                                        BERNARD HODES GROUP INC.

                                        By: /s/ BARRY J. WAGNER
                                            ---------------------------
                                        Name:  Barry J. Wagner
                                        Title: Secretary

                              (Page 9 of 15 Pages)

                                   SCHEDULE 1
                                   ----------

Omnicom Group Inc.
------------------

      Directors and Executive Officers of Omnicom
      -------------------------------------------

            The following table sets forth the name, present principal occupation or employment of each director and executive officer of Omnicom. Unless otherwise indicated below, (1) the business address of each person is 437 Madison Avenue, New York, New York 10022, (2) each individual is a citizen of the United States of America, (3) during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (4) during the last five years, none of such persons was a party to a civil proceeding or a judicial or administrative proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Directors are identified by an asterisk.

      Name                         Present Principal Occupation or Employment
      ----                         ------------------------------------------
      Philip J. Angelastro         Controller of Omnicom (1999-Present); Vice President of
                                   Finance, Diversified Agency Services (1997-1999); Partner,
                                   Coopers & Lybrand

      *Richard L. Beattie          Partner, Simpson, Thatcher & Bartlett

      *Bernard Brochand            President, International Division of the DDB Worldwide
                                   Communications Group Inc., a subsidiary of Omnicom (Citizen of France)

      *Robert J. Callander         Executive-in-Residence, Columbia School of Business

      *James A. Cannon             Vice Chairman and Chief Financial Officer of BBDO Worldwide
                                   Inc., a subsidiary of Omnicom

      *Leonard S. Coleman, Jr.     Senior Advisor, Major League Baseball (1999-Present)

      *Bruce Crawford              Chairman of Omnicom

      *Susan S. Denison            Partner, The Cheyenne Group (1999-Present)

      *Peter Foy                   Corporate Director (Citizen of the United Kingdom)

      *Michael Greenlees           President and CEO of TBWA Worldwide, a subsidiary of Omnicom
                                   (Citizen of the United Kingdom)

      *Thomas L. Harrison          Chairman and Chief Executive Officer, Diversified Agency
                                   Services division of Omnicom (1998-Present)

      Dennis E. Hewitt             Treasurer of Omnicom

      *John R. Murphy              Vice Chairman, National Geographic Society (1998-Present)

      Robert A. Profusek           Executive Vice President (May 2000-Present); Partner, Jones,
                                   Day, Reavis & Pogue

                              (Page 10 of 15 Pages)

      Name                         Present Principal Occupation or Employment
      ----                         ------------------------------------------
      *John R. Purcell             Chairman and Chief Executive Officer, Grenadier Associates
                                   Ltd.

      *Keith L. Reinhard           Chairman and Chief Executive Officer of DDB Worldwide

      *Linda Johnson Rice          President and Chief Operating Officer of Johnson Publishing
                                   Company, Inc.

      *Allen Rosenshine            Chairman and Chief Executive Officer of BBDO Worldwide

      *Gary L. Roubos              Chairman, Dover Corporation

      Barry J. Wagner              General Counsel and Secretary of Omnicom (1995-Present);
                                   Assistant Secretary of Omnicom

      Randall J. Weisenburger      Executive Vice President and Chief Financial Officer of
                                   Omnicom (1999-Present); President and Chief Executive
                                   Officer, Wasserstein Perella Management Partners

      *John D. Wren                Chief Executive Officer (1997-Present) and President
                                   (1995-Present) of Omnicom; Chairman, Diversified Agency
                                   Services (1995-1997); Chief Executive Officer of same
                                   (1993-1995)

Bernard Hodes Group Inc.
------------------------

      Directors and Executive Officers of BHG
      ---------------------------------------

            The following table sets forth the name, present principal occupation or employment of each director and executive officer of BHG. Unless otherwise indicated below, (1) the business address of each person is 555 Madison Avenue, New York, New York 10022, (2) each individual is a citizen of the United States of America, (3) during the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (4) during the last five years, none of such persons was a party to a civil proceeding or a judicial or administrative proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Directors are identified by an asterisk.

      Name                         Present Principal Occupation or Employment
      ----                         ------------------------------------------

      *Thomas L. Harrison          Chairman and Chief Executive Officer, Diversified Agency Services
                                   division of Omnicom (1998-Present); President of same (1997-1998);
                                   Chairman, Diversified Healthcare Communications Group (1994-Present)

      *Bernard S. Hodes            President and Chief Executive Officer of BHG

      *Alan V. Schwartz            Executive Vice President, Chief Operating Officer and Chief Financial
                                   Officer of BHG

      *Barry J. Wagner             Secretary of BHG; General Counsel and Secretary of Omnicom
                                   (1995-Present); Assistant Secretary of Omnicom

      *Thomas W. Watson            Executive Vice President of Omnicom

                              (Page 11 of 15 Pages)

                                  EXHIBIT INDEX

Exhibit 1:  Merger Agreement, as amended (incorporated by reference to Exhibit
            2.2 to HeadHunter.NET, Inc.'s Form S-4, as filed with the SEC on June 19, 2000).

Exhibit 2: Shareholders' Agreement (incorporated by reference to Exhibit 99.4 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1, 2000).

Exhibit 3:  Waiver (filed herewith).

Exhibit 4:  Registration Rights Agreement (incorporated by reference to Exhibit
            99.3 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1, 2000).

Exhibit 5: Credit Agreement (incorporated by reference to Exhibit 99.5 to HeadHunter.NET, Inc.'s Form 8-K, as filed with the SEC on August 1,
            2000).

Exhibit 6:  Agreement Among Filing Parties (filed herewith).

                              (Page 12 of 15 Pages)